UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MULTI-FINELINE ELECTRONIX, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

62541B-10-1 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 62541B-10-1

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) WBL CORPORATION LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization REPUBLIC OF SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power — 6 Shared Voting Power 14,817,045 ** 7 Sole Dispositive Power — 8 Shared Dispositive Power 14,817,045 **

9	Aggregate Amount Beneficially Owned By Each Reporting Person 14,817,045 **
10	Check box if the Aggregate Amount In Row (9) Excludes Certain Shares *	☐
11	Percent Of Class Represented By Amount In Row (9) 62.1%***
12	Type Of Reporting Person * HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4 OF SCHEDULE
***	Based on 23,866,327 shares of common stock reported as outstanding as of August 4, 2005 in the issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) for the quarter ended June 30, 2005.

SCHEDULE 13G

CUSIP No. 62541B-10-1

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) WEARNES TECHNOLOGY PTE. LTD.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization REPUBLIC OF SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power — 6 Shared Voting Power 14,817,045 ** 7 Sole Dispositive Power — 8 Shared Dispositive Power 14,817,045 **

9	Aggregate Amount Beneficially Owned By Each Reporting Person 14,817,045 **
10	Check box if the Aggregate Amount In Row (9) Excludes Certain Shares *	☐
11	Percent Of Class Represented By Amount In Row (9) 62.1%***
12	Type Of Reporting Person * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4 OF SCHEDULE
***	Based on 23,866,327 shares of common stock reported as outstanding as of August 4, 2005 in the issuer’s Form 10-Q filed with the SEC for the quarter ended June 30, 2005.

SCHEDULE 13G

CUSIP No. 62541B-10-1

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) UNITED WEARNES TECHNOLOGY PTE. LTD.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization REPUBLIC OF SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power — 6 Shared Voting Power 3,000,000 ** 7 Sole Dispositive Power — 8 Shared Dispositive Power 3,000,000**

9	Aggregate Amount Beneficially Owned By Each Reporting Person 3,000,000**
10	Check box if the Aggregate Amount In Row (9) Excludes Certain Shares *	☐
11	Percent Of Class Represented By Amount In Row (9) 12.6%***
12	Type Of Reporting Person * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4 OF SCHEDULE
***	Based on 23,866,327 shares of common stock reported as outstanding as of August 4, 2005 in the issuer’s Form 10-Q filed with the SEC for the quarter ended June 30, 2005.

ITEM	1(a)	NAME OF ISSUER

Multi-Fineline Electronix, Inc.

ITEM	1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3140 East Coronado Street Anaheim, CA 92806

ITEM	2(a)	NAME OF PERSON FILING

The names of the persons filing this statement are as follows: WBL Corporation Limited (“WBL”) Wearnes Technology Pte. Ltd. (“Wearnes”) United Wearnes Technology Pte. Ltd. (“UWT”)

ITEM	2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

WBL Corporation Limited

65 Chulia Street #31-00

OCBC Centre

Singapore 049513

Republic of Singapore

Wearnes Technology Pte. Ltd.

Wearnes Technology Building

801 Lorong #07-00

Toa Payoh

Singapore 319319

Republic of Singapore

United Wearnes Technology Pte. Ltd.

Wearnes Technology Building

801 Lorong #07-00

Toa Payoh

Singapore 319319

Republic of Singapore

ITEM	2(c)	CITIZENSHIP

Each of WBL, Wearnes and UWT is a company organized under the laws of the Republic of Singapore.

ITEM	2(d)	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share (“Common Stock”)

ITEM	2(e)	CUSIP NUMBER

62541B-10-1

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4	OWNERSHIP

UWT holds 3,000,000 shares directly. Wearnes is the parent of UWT and also holds 11,817,045 shares directly. WBL is the parent of Wearnes. Wearnes and UWT acquired their respective shares prior to the issuer’s initial public offering effective in June of 2004. WBL may, for Rule 13d-3 of the Securities Act of 1934, as amended (the “Securities Act”), be deemed to control the voting and disposition of shares held by Wearnes and UWT, and Wearnes may, for Rule 13d-3 of the Securities Act, be deemed to control the voting and disposition of shares held by UWT.

WBL Corporation Limited:

(a) Amount beneficially owned:

14,817,045 shares of Common Stock (comprising 11,817,045 shares held by Wearnes and 3,000,000 shares held by UWT)

(b) Percent of class:

62.1%, based on 23,866,327 shares of Common Stock reported as outstanding as of August 4, 2005 in the issuer’s Form 10-Q filed with the SEC for the quarter ended June 30, 2005.

(c) Number of shares as to which such person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Common Stock please see the paragraph under Item 4 above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

14,817,045 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition

-0-

(iv) Shared power to dispose or to direct the disposition of

14,817,045 shares of Common Stock

Wearnes Technology Pte. Ltd.:

(a) Amount beneficially owned:

14,817,045 shares of Common Stock

(b) Percent of class:

62.1%, based on 23,866,327 shares of Common Stock reported as outstanding as of August 4, 2005 in the issuer’s Form 10-Q filed with the SEC for the quarter ended June 30, 2005.

(c) Number of shares as to which such person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Common Stock please see the paragraph under Item 4 above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

14,817,045 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition

-0-

(iv) Shared power to dispose or to direct the disposition of

14,817,045 shares of Common Stock

United Wearnes Technology Pte. Ltd.:

(a) Amount beneficially owned:

3,000,000 shares of Common Stock

(b) Percent of class:

12.6%, based on 23,866,327 shares of Common Stock reported as outstanding as of August 4, 2005 in the issuer’s Form 10-Q filed with the SEC for the quarter ended June 30, 2005.

(c) Number of shares as to which such person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Common Stock please see the paragraph under Item 4 above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

3,000,000 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition

-0-

(iv) Shared power to dispose or to direct the disposition of

3,000,000 shares of Common Stock

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10	CERTIFICATIONS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2005	WBL CORPORATION LIMITED

	By	/s/ Tan Choon Seng
	Name:	Tan Choon Seng
	Title:	Chief Executive Officer

October 5, 2005	WEARNES TECHNOLOGY PTE LTD

	By	/s/ Lim Huat Seng
	Name:	Lim Huat Seng
	Title:	Director

October 5, 2005	UNITED WEARNES TECHNOLOGY PTE. LTD.

	By	/s/ Wong Hein Jee
	Name:	Wong Hein Jee
	Title:	Director

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

October 5, 2005	WBL CORPORATION LIMITED

	By	/s/ Tan Choon Seng

	Name:	Tan Choon Seng

	Title:	Chief Executive Officer

October 5, 2005	WEARNES TECHNOLOGY PTE LTD

	By	/s/ Lim Huat Seng

	Name:	Lim Huat Seng

	Title:	Director

October 5, 2005	UNITED WEARNES TECHNOLOGY PTE. LTD.

	By	/s/ Wong Hein Jee

	Name:	Wong Hein Jee

	Title:	Director